222 North LaSalle Street Chicago, Illinois 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES February 26, 2016
John S. Marten Attorney at Law +1 (312) 609 7753 jmarten@vedderprice.com

Ms. Deborah Skeens Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund: File Nos. 002-78808 and 811-03541

Dear Ms. Skeens:

On December 30, 2015, Asset Management Fund (the “Trust”) filed Post-Effective Amendment No. 72 to the Trust’s Registration Statement. The amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 to incorporate supplements to the Large Cap Equity Fund’s registration statement previously filed under Rule 497 of the Securities Act of 1933 and to make other changes. On February 12, 2016, you provided oral comments regarding the amendment. The following is a summary of our understanding of your comments and the response from the Trust.

General

1. Comment: Please supplementally confirm that all missing information and exhibits will be filed by the effective date of the registration statement.

Response: All missing information and exhibits will be incorporated into the 485(b) filing for the Fund and filed on February 29, 2016.

Prospectus

Fees and Expenses Table (p. 2)

February 26, 2016

2. Comment: Delete the footnote regarding the voluntary 12b-1 fee waiver from the fee table. Such a footnote is not permitted by Form N-1A. Disclosure of the 12b-1 waiver should be in the statutory prospectus and the statement of additional information.

Response: The footnote regarding the voluntary 12b-1 fee waiver will be removed from the fee table. The disclosure of the 12b-1 fee waiver will be added to the end of the first paragraph under the Distributor section on page 9 of the prospectus and is also included in the statement of additional information.

Principal Investment Strategy (p. 3)

3. Comment: If applicable, note in the Principal Investment Strategy section that the Fund may at times focus its investments in one or more sectors. The staff notes the disclosure in Style Risk on p. 4: “The Fund may at times hold securities of companies in the same or related market sectors, such as consumer staples, and its performance may suffer if those sectors underperform the overall stock market.” If not applicable, revise the Style Risk disclosure.

Response: The following disclosure will be added to third paragraph on page 3:

“Although the Fund can invest in stocks of any sector, the Fund, subject to its investment policies, may at times have significant investments in one or more sectors.”

4. Comment: The first paragraph includes the following disclosure (emphasis added), “The Adviser uses models that quantify and rank the numeric financial variables and blend this analysis with fundamental reviews from investment analysts. This blending of quantitative and fundamental analysis allows the Adviser to efficiently evaluate a large number of potential investments in a systematic fashion while retaining the insights of investment analysts for investment variables which may not be observable from a company’s financial information.” Please explain in plain English what “numeric financial variables” and “fundamental reviews from investment analysts” and “investment variables” mean.

Response: The fourth and fifth sentences in the first paragraph on page 3 will be deleted and replaced with the following:

“The Adviser uses models that quantify and rank stocks based on their underlying financial data and blend this analysis with fundamental, bottom-up analysis from one or more investment analysts. This blending of quantitative and fundamental analysis allows the Adviser to efficiently evaluate a large number of potential investments in a systematic fashion while retaining the insights of investment analysts to provide investment considerations which may not be observable from a company’s financial information.”

February 26, 2016

5. Comment: The Fund defines large capitalization companies to be those with market capitalizations in excess of $10 billion. The staff notes that the SEC’s research shows large capitalization generally to be between $17 and $71 billion. Please explain the Fund’s basis for its definition of large capitalization company.

Response: The current market capitalization range of the S&P 500, as of January 29, 2016, is between $1.8 billion and $542.7 billion. As such, the second sentence of the third paragraph on page 3 will be deleted and replaced with the following:

“The Fund considers large-capitalization companies to be those with market capitalizations in excess of $10 billion or in the range of those market capitalizations of companies included in the S&P 500 Index at the time of purchase. The capitalization range of the S&P 500 Index is between $1.8 million and $542.7 billion as of January 29, 2016.”

6. Comment: The third paragraph includes the statement, “The equity securities in which the Fund may invest also include common stocks that do not pay dividends, preferred stocks and corporate debt securities convertible into common stock.” Clarify the extent to which the Fund will invest in preferred stocks and corporate debt securities convertible into common stock, and if it is a principal investment strategy to invest in those types of investments add risks of those investments to the Principal Risks section.

Response: Convertible securities and preferred stocks are not currently principal investment strategies of the Fund and this statement will be revised as follows:

“The equity securities in which the Fund may invest also include common stocks that do not pay dividends.”

7. Comment: Please confirm that the Fund does not invest in contingent convertible securities (“CoCos”).

Response: The Fund does not intend to invest in contingent convertible securities.

8. Comment: If Fund shares are sold through banks, include in the Principal Risks section the following disclosure: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response: The requested disclosure will be added to the first paragraph under the Principal Risks section on page 4.

Principal Risks (p. 4)

February 26, 2016

9. Comment: The staff notes that the Fund may invest up to 20% of its assets in equity securities of smaller companies. Please include risks related to investing in small cap companies in the Principal Risks section.

Response: The requested risk disclosure will be added under the Principal Risks section on page 4.

Performance Information (p. 4-5)

10. Comment: Please clarify in the introductory paragraphs which class’ performance is shown in the bar chart.

Response: The introductory paragraphs will be revised to clarify that Class AMF performance is shown in the bar chart.

11. Comment: Please clarify in the introductory paragraphs the inception dates for Class AMF and Class H shares of the Fund.

Response: The introductory paragraphs will be revised to clarify the inception dates for each class of the Fund.

12. Comment: Please clarify whether the performance of the Predecessor Fund that is shown for periods prior to January 8, 2007 has been adjusted for the expenses of the current Fund.

Response: The introductory paragraph will be revised to clarify that the performance of the Predecessor Fund for periods prior to January 8, 2007 has not been adjusted for the expenses of the current Fund.

13. Comment: Following the bar chart, add the Fund’s performance for the most recent quarter or explain why it is not presented.

Response: The performance for the most recent quarter ended January 31, 2016 will be added following the best and worst quarter performance information.

14. Comment: Remove the after tax performance information from Class H shares from the performance table as after tax returns are only permitted to be shown for one class.

Response: The after-tax performance information for Class H shares will be removed from the performance table.

February 26, 2016

15. Comment: State directly in the footnotes to the performance table that performance for Class H shares is only shown since their inception in 2009.

Response: The footnotes state that Class H shares commenced operations on February 20, 2009.

Investment Information – Additional Information Regarding Investment Strategies (p. 6)

16. Comment: Include a more detailed description of investment strategies in this section as this should be a more detailed discussion of the summary section.

Response: This section of the prospectus will be supplemented with additional information regarding the Fund’s investment strategies.

17. Comment: State whether the Fund’s investment objective is fundamental or non-fundamental.

Response: The following statement will be added to the section Investment Information – Additional Information Regarding Investment Strategies:

“The Fund’s investment policy is fundamental and can only be changed with the approval fund shareholders.”

18. Comment: If applicable, state whether the Fund engages in frequent trading.

Response: The Fund does not currently intend to engage in frequent trading.

Investment Adviser (p. 7)

19. Comment: The staff notes the dual employee structure with S2. Discuss briefly the potential conflicts of interest of the dual employee structure in the prospectus and include a more detailed discussion in the statement of additional information.

Response: Information responsive to the Staff’s comment will be added.

Investing in the Fund – Share Purchases (p. 8)

20. Comment: Please review and revise this section, as applicable, to be more responsive to Item 11 of Form N-1A.

Response: This section and other sections will be revised as necessary to be more responsive to Item 11. Among other things, disclosure currently in the prospectus providing an explanation that the price of Fund shares is based on the Fund’s net asset value will be moved to the Net Asset Value section which immediately proceeds the Share Purchases section.

February 26, 2016

Redemptions in Kind (p. 11)

21. Comment: Include disclosure that securities received pursuant to a redemption in kind will be subject to market risk until sold and that illiquid securities may be difficult to convert to cash.

Response: The following sentence will be added at the end of the paragraph titled “Redemptions in Kind”:

“Redemptions paid in portfolio securities in lieu of cash will be subject to market fluctuation until sold and any illiquid securities may be difficult to convert to cash. Fund shareholders may also incur transaction costs when the securities are sold.”

Voting Rights (p. 12)

22. Comment: This section includes a statement that the “Trust currently has four separate funds.” Please clarify this statement in light of the statement of additional information only applying to three funds.

Response: The first two sentences in the Voting Rights section will be deleted and replaced with the following.

“The Trust currently has four separate funds, including the Large Cap Equity Fund. The shares of the other funds are described in separate prospectuses. However, the Fund and the two other Funds of the Trust managed by Shay Assets Management, Inc. are included in a combined statement of additional information. The fourth fund, which is advised by a different investment adviser is included in a separate statement of additional information.”

Statement of Additional Information

23. Comment: On p. 2, the statement of additional information states that: “Each Fund may invest up to 15% of its net assets in illiquid securities.” Please review this statement versus the disclosures in the non-fundamental policies section and confirm all disclosures are consistent.

Response: This statement will be revised as follows:

“Each Fund may invest in illiquid securities in accordance with its non-fundamental policies.”

February 26, 2016

24. Comment: On p. 6, the statement of additional information states that: “In addition, the Board of Trustees has directed the Investment Adviser to restrict option writing so that no more than 15% of the Large Cap Equity Fund’s total assets may be subject to outstanding options at any time.” Please clarify whether investing in options is a principal investment strategy of the Fund and if so, include disclosure in the prospectus.

Response: The Fund does not intend to invest in options and the Fund will remove the Covered Call Options section on page 6 of the statement of additional information.

25. Comment: On p. 10 and 11, review and reconcile the statements about the Fund not acting as an underwriter of securities.

Response: The statements about the Fund not acting as an underwriter of securities will be clarified by specifically stating to which Fund(s) each statement applies.

26. Comment: On p. 12, the statement of additional information states that: “Certain of the Funds are limited in their use of derivatives to the extent that they limit their investments so as to qualify for investment by national banks, federal savings associations or federal credit unions.” Clarify which funds this applies to.

Response: The statement will be revised to clarify that it only pertains to the Ultra Short Mortgage Fund and the Short U.S. Government Fund.

27. Comment: On p. 12, add “will” before “limit” in non-fundamental policies (2), (3) and (5).

Response: The requested disclosure will be added.

28. Comment: Starting on p. 15, clarify why the Trustees and Officers table shows oversight of 4 funds but the statement of additional information applies only to 3 funds.

Response: In order to provide greater clarity regarding the number of funds under the Trust, the Organization and Description of Shares section on page 34 will be moved to page 1 directly following the Trust History section and the introductory paragraph to the Trustees and Officers table will refer back to that section.

29. Comment: On p. 21, in the discussion of the investment advisory agreements, clarify that the advisory agreements are separate agreements.

February 26, 2016

Response: To provide greater clarity, the second paragraph under the Investment Adviser section will be deleted and replaced with the following:

“The Investment Advisory Agreement between the Ultra Short Mortgage Fund and the Short U.S. Government Fund and the Investment Adviser dated December 8, 1997 (the “Advisory Agreement”) continues from year to year, subject to termination by the Fund or the Investment Adviser as hereinafter provided, if such continuance is approved at least annually by a majority of the outstanding shares (as defined under “General Information” in this Statement of Additional Information) of each Fund or by the Board of Trustees. The separate Investment Advisory Agreement between the Large Cap Equity Fund and the Investment Adviser dated October 15, 2006 (the “Large Cap Equity Advisory Agreement” and together with the Advisory Agreement, the “Advisory Agreements”) continues from year to year, in the same manner as the Advisory Agreement subject to the continuation provisions described above. The Advisory Agreements must also be approved annually by the vote of a majority of the Trustees who are not parties to each Advisory Agreement or “interested persons” of any party thereto.”

30. Comment: Confirm supplementally that the Distributor section (p. 24) includes information about the voluntary 12b-1 waiver.

Response: The third paragraph under the Distributor section on page 24 includes disclosure regarding the 12b-1 fee waiver.

31. Comment: In the Portfolio Managers section (p. 22), add disclosure about potential conflicts of interest from the dual employee structure and review and revise the disclosure, as applicable, to be more responsive to Item 20 of Form N-1A.

Response: Information responsive to the Staff’s comment will be added.

32. Comment: Review and revise disclosure, as applicable, in the Disclosure of Information Regarding Portfolio Holdings on p. 34 to be more responsive to Item 16(f) of Form N-1A. Also, explain supplementally the references to prospective shareholders and prospective institutional shareholders that are regulated entities and by law or business practices are required to receive portfolio holdings information.

Response: The Disclosure of Information Regarding Portfolio Holdings section will be revised as necessary to be more responsive to Item 16(f). Additionally, the paragraphs referencing prospective shareholders and prospective institutional shareholders that are regulated entities and by law or business practices are required to receive portfolio holdings information will be removed.

The Trust has authorized me to convey to you that it acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

February 26, 2016

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact John S. Marten at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten Attorney at Law

JSM/gk